Exhibit 99.1

PRESS RELEASE

Genzyme to Resubmit LemtradaTM Application for FDA Review

Paris, France — April 7, 2014 - Sanofi (EURONEXT: SAN and NYSE: SNY) and its subsidiary Genzyme announced today that following constructive discussions with the U.S. Food and Drug Administration (FDA) the company plans to resubmit in the second quarter its supplemental Biologics License Application (sBLA) seeking approval of Lemtrada (alemtuzumab) for the treatment of relapsing forms of multiple sclerosis.  The resubmission will provide information to specifically address issues noted by the FDA in its December 27, 2013 Complete Response Letter.

Genzyme had previously announced its intention to appeal the FDA’s Complete Response Letter.  In light of the planned resubmission, the company does not expect to pursue an appeal at this time.

About Genzyme, a Sanofi Company

Genzyme has pioneered the development and delivery of transformative therapies for patients affected by rare and debilitating diseases for over 30 years. We accomplish our goals through world-class research and with the compassion and commitment of our employees. With a focus on rare diseases and multiple sclerosis, we are dedicated to making a positive impact on the lives of the patients and families we serve. That goal guides and inspires us every day. Genzyme’s portfolio of transformative therapies, which are marketed in countries around the world, represents groundbreaking and life-saving advances in medicine. As a Sanofi company, Genzyme benefits from the reach and resources of one of the world’s largest pharmaceutical companies, with a shared commitment to improving the lives of patients. Learn more at www.genzyme.com.

Genzyme® is a registered trademark and LemtradaTM is a trademark of Genzyme Corporation.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2013. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Sanofi Media Relations Jack Cox Tél: +33 (0) 1 53 77 94 74 E-mail: jack.cox@sanofi.com	Sanofi Investor Relations Sébastien Martel Tél: +33 (0) 1 53 77 45 45 E-mail: ir@sanofi.com

Genzyme Media Relations Erin Walsh Tel: + 1 617 768 6881 E-mail: erin.walsh@genzyme.com	Sanofi Investor Relations Kristen Galfetti Tel: +1 908 981 5560 E-mail: ir@sanofi.com